August 28, 2008

British Columbia Securities Commission (Principal Regulator)
Ontario Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission (Securities Division)
Manitoba Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Registrar of Securities, Prince Edward Island
United States Securities and Exchange Commission

Dear Sirs/Mesdames:

Re:	Aurora Energy Resources Inc. (the “Corporation”)
& Fronteer Development Group Inc.

Pursuant to Section 8.3 of National Instrument 43-101, this letter is being filed as the consent of Ian R. Cunningham-Dunlop, P. Eng. to the use and public filing of the amended and restated technical report entitled “An Update on the Exploration Activities of Aurora Energy Resources Inc. on the CMB Uranium Property, Labrador, Canada, During the Period January 1, 2007 to December 31, 2007, Part II – CMB Mineral Resources, dated April 7th, 2008 and amended August 28th, 2008”, by the Corporation. The technical report is being filed in support of the Corporation’s News Releases dated February 20th and 25th, 2008, relating to the CMB Mineral Resources, and also the similar New Releases dated February 20th and 25th, 2008 of Fronteer Development Group Inc., a 42.2% shareholder in Aurora Energy Resources Inc. I confirm that the News Releases fairly and accurately represent the information in the technical report, and I also consent to the use and public filing of the extracts of the technical report contained therein.